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                                                                    EXHIBIT 99.1

                                August 4, 1997

Perkins Management Company, Inc.
6075 Poplar Avenue
Memphis, TN 38119-4893

Gentlemen:

     This letter sets forth the terms upon which The Restaurant Company ("TRC") proposes to acquire the limited partnership interests ("Units") of Perkins Family Restaurants, L.P. ("PFR") that are owned by public unitholders.

     TRC proposes that the Units be acquired through an all cash merger in which the public unitholders would receive $13.00 per Unit. The proposed price represents a premium of approximately 20% over the closing price per Unit on August 1, 1997 of PFR's Units.

     TRC proposes that the merger be conditioned on an affirmative vote of the holders of a majority of the publicly held Units voting on the merger and the receipt of an opinion from an investment banking firm that the transaction is fair from a financial point of view.

     This proposal is subject to TRC's obtaining adequate financing for the purchase price on terms acceptable to TRC and to the execution of a mutually acceptable definitive agreement.

     We are prepared to execute definitive documents as soon as possible and complete the transaction before the end of the year.

                                         Very truly yours,

                                         THE RESTAURANT COMPANY



                                         By: _______________________________
                                                Donald N. Smith
                                                Chairman of the Board &
                                                Chief Executive Officer